

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Léo Apotheker
President & Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

> **Re: Hewlett-Packard Company**
> **Form 10-K for the Year Ended October 31, 2010**
> **Filed December 15, 2010**
> **File No. 001-04423**

Dear Mr. Apotheker:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Taxes, page 51

1.	Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 60

2.   We note that a substantial amount of your cash balances are held outside of the United States and that repatriation of some foreign balances are restricted by local laws. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts that are subject to restriction from repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 14. Taxes on Earnings, page 122

3.   We note the caption in your effective income tax rate reconciliation for "lower rates in other jurisdiction, net." Please explain how the foreign rate differential is determined in each fiscal year and identify the significant components of this item. In this regard, tell us which of your foreign jurisdictions had a more significant impact on your effective tax rate for each period presented.

Note 16. Retirement and Post-Retirement Benefit Plans, page 129

4.   We note your discussion regarding the changes made to your retiree prescription drug financing plan in March 2010. Please explain further what impact the health care reform legislation had on your deferred tax asset for "employee and retiree benefits" and tell us how and when you recorded such change. If no changes were made to your deferred tax assets as a result of the health care reform legislation, please explain why not and tell us how the change in your retiree prescription drug financing strategy impacted your accounting for deferred tax assets.

Note 18. Litigation and Contingencies, page 140

5.   We note your disclosures regarding various litigations, proceedings and investigations where you indicate that while the company believes you have valid defenses with respect to such matters, there is nevertheless the possibility that your cash flows or results of operations could be materially affected by the unfavorable resolution of one of these matters. If the there is a reasonable possibility that a loss exceeding amounts already

recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief